China Security & Surveillance Technology, Inc. Announces Financial Results for Second Quarter of 2006

Revenues increase 46.3% to $8.0 million;
Net Income up 110.0% to $2.5 million

Shenzhen, China, September 6, 2006 -- China Security & Surveillance Technology, Inc. (“China Security”) (OTC Bulletin Board: CSSTF), a leading provider of digital surveillance technology in China, today reported financial results for the second quarter and first six months ended June 30, 2006.

For the second quarter of 2006, the Company reported revenues of $8.0 million, an increase of 46.3 percent compared to $5.5 million for the second quarter of last year. During the second quarter of 2006 the Company signed 32 new contracts, with a total value of approximately $23 million. In accordance to GAAP (Generally Accepted Accounting Principles) revenue recognition policy, the Company expects to recognize $17.9 million of the $23 million in the third quarter.

Gross profit for the second quarter was $3.0 million, resulting in gross margins of 37.9 percent as compared to gross profit of $1.3 million and gross margins of 24.4 percent for the second quarter last year. Total operating expenses for the second quarter of 2006 were $636,218, an increase of 29.5 percent as compared to the $491,416 for the same period last year, but decreased as a percentage of revenues. The increase in operating expenses related to expansion in the business and fees associated with becoming a public reporting company in the U.S. Income from operations was $2.4 million, up 184.0 percent from the $846,510 for the same period last year. The Company paid income taxes of $321,836 for the second quarter of 2006 as compared to a tax benefit of $243,268 for the same quarter last year, representing an effective tax rate of 11.3 percent for the second quarter of 2006.

Net income for the second quarter increased 110.0 percent to $2.5 million, or $0.10 per diluted share, from $1.2 million, or $0.07 per diluted share for the second quarter of 2005. The Company had a foreign currency translation gain of $597,067 in the second quarter of 2006 as compared to $0 for the second quarter of 2005, resulting in a comprehensive income of $3.1 million for the second quarter of 2006. Fully diluted weighted average shares used in this calculation were 24.6 million and 17.0 million for the second quarters of 2006 and 2005, respectively.

During the second quarter, the Company recorded more than $23 million in new contracts for the sale of equipment and installation services. A representation of these wins include:
•	A $900,000 contract with Baoji Wei Er Te Technology Ltd. for the installation of monitoring solutions in the Internet cafes based in the city of Baoji.
•	A $1.46 million contract from Shunda Intelligence Technology Ltd. for surveillance systems across multiple cities.
•	A $700,000 contract for the Chongqing Huada Dongli Ltd. manufacturing facility.
•	A $800,000 contract with Liaoning Huaxun Real Estate Ltd. for a residential community development.
•	A $900,000 award for multiple railway systems with Xian Rui Yuan Technology Ltd.

“We are pleased with the second quarter results and expect revenue to accelerate during the second half of the year as we continue to expand our customer base and execute against our business strategy,” commented Mr. GuoShen Tu, Chief Executive Officer of China Security. “We continue to benefit from rapid growth in the China infrastructure and increased demand for security, surveillance and communications projects, as evidenced by recent wins for transportation, government, and Internet-related projects. These wins, along with our growing pipeline of new business and our $17.9 million backlog as of June 30, 2006, as well as the inclusion of the operations of Shanghai Cheng Feng Digital Technology Co., Ltd. reinforce our confidence in our ability to meet or exceed our previously disclosed ‘make good’ provision associated with our private placement offering, which called for a minimum of $17.5 million in net income for 2006.”

For the first six months of 2006, the Company reported revenues of $22.6 million, an increase of 77.6 percent compared to $12.7 million for the first half of 2005. Gross profit for the first six months in 2006 was $7.4 million, resulting in gross margins of 32.9 percent as compared to gross profit of $2.9 million and gross margins of 22.6 percent for the first six months of 2005.

Total operating expenses for the first six months of 2006 were $1.1 million, an increase of 164.0 percent compared to the $437,989 for the same period last year. Income from operations for the first six months in 2006 was $6.3 million, up 157.1 percent from the $2.4 million reported for the same period last year. The Company paid income taxes for the first six months of 2006 of $942,524 as compared to $63,878 for the same period last year, representing an effective tax rate of 13.5 percent and 2.4 percent, respectively.

Net income for the first six months of 2006 increased 130.5 percent to $6.0 million, or $0.26 per diluted share, from $2.6 million, or $0.15 per diluted share for the first six months last year. The Company also had a foreign currency translation gain of $216,741 for the first six months of 2006 as compared to $0 for the same period last year, resulting in a comprehensive income of $6.3 million for the first six months of 2006. Fully diluted weighted average shares used in this calculation were 23.1 million and 17.0 million for the first six months of 2006 and 2005, respectively.

Recent Contract Wins:

In the two months subsequent to the end of the second quarter, the Company won $19 million in new business, with the majority of the revenue to be recognized by the end of 2006. As of August 31, 2006, $13 million of the $19 million in new business was complete or near completion, providing management with increased visibility for the financial results in the third quarter. A few examples of the contracts include:

•	Xianyang City Cyber Cafes
•	The city of Nanzhou for various entertainment venues
•	Qingzhou City safety surveillance project
•	Nanchang railway surveillance system
•	Xizang Mineral Water Company Ltd. in Tibet
•	Xiangtan University campus

The Company’s balance sheet remained strong, with a current ratio of 2.75 to 1 and working capital of $35.2 million. The Company completed the quarter with $9.6 million in cash, up from $2.3 million as of December 31, 2005, which benefited from a recent capital raise. Shareholder’s equity increased 58.8 percent to $39.1 million compared to $24.6 million as of December 31, 2005.

Mr. Tu continued, “We anticipate strong growth to continue for the rest of the year supported by various mandates in our target markets, increased brand recognition and benefits of an expanded distribution channel. With the 2008 Olympic Summer Games in Beijing and the 2010 World’s Fair on the horizon, the demand for our services and expertise continues to increase and these events represent significant growth opportunities for our Company.”

About China Security & Surveillance Technology, Inc.

Based in Shenzhen, China, China Security manufactures, distributes, installs and maintains security and surveillance systems through its wholly owned subsidiary, Golden Group Corporation (Shenzhen) Limited. China Security has a manufacturing facility located in Shenzhen and a R&D facility which leverages an exclusive collaboration agreement with Beijing University. In addition, China Security has built a diversified customer base through its extensive sales and service network that includes 33 points of presence throughout the PRC.

Safe Harbor Statement

This press release includes certain statements that are not descriptions of historical facts, but are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934. These forward-looking statements may include statements about our proposed discussions related to our business or growth strategy, which is subject to change. Such information is based upon expectations of our management that were reasonable when made but may prove to be incorrect. All of such assumptions are inherently subject to uncertainties and contingencies beyond our control and upon assumptions with respect to future business decisions, which are subject to change. For a further description of other risks and uncertainties, see our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, and our subsequent SEC filings. Copies of filings made with the SEC are available through the SEC's electronic data gathering analysis retrieval system (EDGAR) at www.sec.gov.

Contact:
Company:	Investors:
Terence Yap	Matt Hayden or Brett Maas
(646) 713-4888	Hayden Communications
(852) 98387413	(646) 536-7331
terence@goldengroup.cn	brett@haydenir.com

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2006 AND DECEMBER 31, 2005
Expressed in US Dollars

ASSETS

	June 30,	December 31,
	2006	2005
	(Unaudited)

CURRENT ASSETS
Cash and cash equivalents	$9,618,069	$2,276,915
Accounts receivable, net	15,290,877	11,642,823
Related party receivables	922,214	3,783,198
Inventories, net	8,879,780	5,311,293
Prepayment for consulting services	302,789	-
Deferred cost of goods sold	12,149,710	-
Advances to suppliers	5,166,844	1,492,512
Other receivables	2,155,001	415,455
Deferred tax assets - current portion	823,513	129,712
Total current assets	55,308,796	25,051,908

Plant and equipment, net	1,844,413	1,951,566
Land use rights, net	1,137,273	1,142,182
Intangible assets, net	463,662	511,127
Deferred tax assets - non-current portion	396,505	459,889

Total Assets	$59,150,650	$29,116,672

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accruals	$1,133,729	$1,839,609
Amount due to a director	70,990	69,646
Taxes payable	913,708	1,115,356
Payable for acquisition of business	87,429	592,846
Deferred income	17,853,121	887,469
Deferred tax liabilities	17,474
Total liabilities (all current)	20,076,451	4,504,926

SHAREHOLDERS' EQUITY
Common stock, $0.01 par value; 100,000,000 shares
authorised 24,524,667 (June 30, 2006) and 21,558,000
(December 31, 2005) shares issued and outstanding	245,247	215,580
Additional paid-in capital	12,674,128	4,494,565
Retained earnings	23,711,713	18,552,610
Suplus reserve fund	1,681,136	803,758
Accumulated other comprehensive income	761,974	545,233
Total shareholders' equity	39,074,198	24,611,746

Total liabilities and shareholders' equity	$59,150,650	$29,116,672

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (UNAUDITED)
Expressed in US Dollars

	Three Months Ended June 30		Six Months Ended June 30
	2006	2005	2006	2005

Revenues	$8,014,810	$5,477,208	$22,609,172	$12,729,441

Cost of goods sold	4,978,063	4,139,282	15,174,982	9,849,515

Gross profit	3,036,747	1,337,926	7,434,190	2,879,926

Selling and marketing	170,896	59,905	293,110	120,440

General and administrative	378,375	306,201	673,062	79,036

Depreciation and amortisation	86,947	125,310	188,793	238,513

Income from operations	2,400,529	846,510	6,279,225	2,441,937

Other income,net	457,743	120,485	699,780	240,721

Income before income taxes	2,858,272	966,995	6,979,005	2,682,658

Income taxes expense (benefit)	321,836	(243,268)	942,524	63,878

Net income	2,536,436	1,210,263	6,036,481	2,618,780

Foreign currency translation gain	597,067	-	216,741	-

Comprehensive income	$3,133,503	$1,210,263	$6,253,222	$2,618,780

Net Income Per Share
Basisc	0.10	0.07	0.26	0.15
Diluted	0.10	0.07	0.26	0.15

Weighted Average Number of Shares
Outstanding
Basic	24,436,755	17,000,000	23,046,766	17,000,000
Dilued	24,621,287	17,000,000	23,139,542	17,000,000